FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1920, 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

March 18, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 18, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer grants Nanjinzhao an extension to the Pampa de Pongo Purchase Agreement pursuant to the sale of the Pampa de Pongo iron ore deposit, Peru.

Item 5.	Full Description of Material Change

The Issuer reports that following recent discussions with Nanjinzhao Group Co. Ltd., the Issuer has granted a request for a limited extension to the USD 10 million deposit payment due March 17th, 2009.

Nanjinzhao requested the extension due to minor delays encountered with finalizing approvals from departments of the Chinese Central Government. To date, Nanjinzhao has informed the Issuer it has received approvals from City, District and Provincial levels and anticipates final Federal-level approval very shortly. The timeframe of Nanjinzhao’s received approvals to date is as follows:

1.

Linzi District (Feb 15, 2009)

2.

Zibo City (Feb 25, 2009)

3.

Shandong Province (Mar 01, 2009)

Under the binding agreement, the USD 10 million deposit is now due at the earlier of May 17, 2009 or within five (5) business days after Nanjinzhao receives Federal Approvals.

Additionally, a delegation of 17 Chinese officials is arriving in Peru in the forthcoming week and will hold meetings with various government officials to continue to develop stronger ties with the local communities and to review mining development plans for the Pampa de Pongo iron deposit.

Pampa de Pongo Sale Agreement

Following signing of the USD 200 million purchase agreement among Nanjinzhao Group Co. Ltd., the Issuer and Cardero Hierro Peru S.A.C. on October 24, 2008 (News Release NR08-26), Rio Tinto Mining and Exploration S.A.C. had the right, for 45 days, to elect to acquire Pampa de Pongo on the same terms as agreed by Nanjinzhao. On December 17, 2008, Rio Tinto gave notice that it would not be exercising such right. Accordingly, on December 17, 2008 the Issuer advised Nanjinzhao of Rio Tinto’s election. As a consequence, the three-month period for payment by Nanjinzhao of the initial USD 10 million deposit and the nine-month period for payment of the balance of USD 190 million (now revised to USD 188 million to reflect the USD 2 million in advance payments undertaken by Nanjinzhao) commenced to run on that date. The revised due dates for these payments are therefore May 17, 2009 (USD 10 million) and September 17, 2009 (USD 188 million).

On receipt of the initial USD 10 million deposit, Cardero Hierro Peru S.A.C. will transfer title to the Pampa de Pongo property to Nanjinzhao’s Peruvian subsidiary (subject to payment of the USD 188 million balance of the purchase price). In order to fast-track development of the project, Nanjinzhao has requested, and the Issuer has agreed, to the recent commencement of engineering drilling on the property under the existing drilling permit, which will facilitate the timely collection of engineering and geotechnical data essential for the development permitting process.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated receipt of the USD 10 million deposit and the USD 188 million balance of the purchase price for Pampa de Pongo from Nanjinzhao, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, the determination of either of the Issuer or Nanjinzhao not to proceed with the Pampa de Pongo purchase agreement and other risks and uncertainties disclosed in the Issuer’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

April 15, 2009